ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ L.024 /2004

Finance Department
Tel. 0-2537-4512/0-2537-4611

January 21, 2004

04012565

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Award of Petroleum Concession Blocks No. L53/43 and L54/43

Reference is made to PTT Exploration and Production Public Company Limited (PTTEP) submitting its proposal for the onshore petroleum concession blocks No. L53/43 (an area of 3,968 square kilometers), and No. L54/43 (an area of 3,987 square kilometers) in the 18th Petroleum Concession Bidding Round, which was announced by the Department of Mineral Fuels.

PTTEP wishes to announce that the Company has been awarded for the above-mentioned concession blocks. Both blocks, in which PTTEP is the Operator with 100 percent participation interest, have oil potential. The locations are in Suphan Buri province, adjacent to the PTTEP1 project, which is currently under production.

Yours sincerely,

Maroot Mrigadat
President

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